EXHIBIT II

NORDIC INVESTMENT BANK

Schedule of External Floating Indebtedness at December 31, 2004

Currency	Amounts outstanding at December 31, 2004 in Currency of Borrowing	Amounts outstanding at December 31, 2004 in EUR

AUD	12,771.11	7,314.91
CHF	1,300,000.00	842,569.18
CZK	14,834.38	486.95
EEK	221,887.90	14,181.22
EUR	283,651,508.97	283,651,508.97
GBP	28,560,000.00	40,507,765.41
SDR	76,098,886.96	86,476,007.91
USD	7,280,000.00	5,344,688.35

		416,844,522.90